[WINSTON & STRAWN LLP LETTERHEAD]

WRITER'S DIRECT DIAL
213-615-1832
cmoharram@winston.com

September 30, 2005

Nicholas P. Panos
Special Counsel
Office of Mergers & Acquisitions
450 Fifth Street, N.W.
Washington, DC 20549

  Re:
  The Neptune Society, Inc.
  Schedule 13E-3/A filed July 14, 2005
  File No. 5-61997

Dear Mr. Panos:

        On behalf of BG Capital Group Ltd., Brooklyn Holdings LLC, Robert Genovese and NPTI Acquisition Corp. (collectively, the "Filing Persons"), we are responding to the letter dated August 16, 2005 setting forth the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on the Filing Persons' above-referenced filing. We are concurrently filing with the Commission a second amendment to the Schedule 13E-3 which has been prepared in response to the Staff's comments.

        Set forth below are the Filing Persons' responses to the Staff's comments. For the Staff's convenience, we have set forth below the Staff's comments in italics followed by the Filing Persons' response. Capitalized terms used but not otherwise defined herein have the meanings given to such terms in the Schedule 13E-3/A. The Filing Persons have authorized us to make the factual representations contained in this letter.

Comment No. 1:

Please advise us, with a view toward disclosure, how the filing persons intend to comply with the dissemination requirements with respect to the merger. Notwithstanding multiple references to a mailing, the Schedule 13E-3/A still does not appear to include substantive information regarding the anticipated dissemination of the disclosure document to unaffiliated security holders. As the proposed merger transaction involves purchases by an affiliate group, the filing persons must comply with Rule 13e-3(f). The information required by Rule 13e-3(e) and Schedule 13E-3 must be provided to each person who is a record holder of a class of equity securities subject to the Rule 13e-3 transaction as of a date not more than 20 days prior to the date of such purchase.

        In response to your comment, we have added language under the section "Introduction" on pages 5-7 stating that the Merger and purchases of shares will occur at least 20 days after mailing the Schedule 13E-3 to Neptune's unaffiliated security holders as of the record date of October 4, 2005. This language clarifies the Filing Persons' compliance with Rule 13e-3(f). Similar language has also been included under the Section "Timing of the Share Purchases and the Merger" on page 3.

Comment No. 2:

We note the filing persons intend to make purchases from CapEx, Bow River Capital Fund; and Bow River Capital Fund II. While we understand that some of these purchases remain "subject to, among other things, the filing and effectiveness of this Schedule 13[E]-3 and its proper delivery to Neptune shareholders," please advise us whether or not the merger will have been completed by the time these purchases to which the filing persons have agreed occur. To the extent the merger will not have been completed by the time these purchases are expected to occur, advise us whether or not the filing persons intend to make a new fairness determination each time it anticipates making a new purchase of Neptune shares. In addition, advise us, with a view toward corrective disclosure, whether the filing persons intend to file and disseminate an amendment to the Schedule 13E-3 before any additional purchases occur.

        In response to your comment, the various share purchases will occur immediately prior to the Merger, on the same day as the Merger or the preceding business day. Because these transactions are expected to occur substantially simultaneously, the Filing Persons do not intend to make a new fairness determination or file and disseminate an amendment to the Schedule 13E-3 before these purchases occur or after these purchases but before the Merger occurs. The fairness determination and other disclosure information relating to the share purchases as well as the Merger are contained in the current amendment to the Schedule 13E-3. We have added language that clarifies the timing of the transactions throughout the document, including under the sections "Purpose of the Purchases of Shares and the Merger" on page 2, "Timing of the Share Purchases and the Merger" on page 3 and "Introduction" on pages 5-7.

Comment No. 3:

Provide us with a legal analysis for why the filing fee that has been paid is in compliance with the statute and rules that govern the filing of this schedule. Please address whether or not a fee has been paid on any shares expected to be acquired through purchases made other than the merger, and, if not, please explain why not.

        In response to your comment, we have added language under the section "Calculation of Filing Fee" on the cover page, which clarifies that the filing fee has been paid on the Merger shares as well as the shares expected to be acquired through the share purchases made immediately prior to the Merger. We note that existing language states that the filing fee was calculated in accordance with Rule 0-11(b)(1) under the Exchange Act.

Comment No. 4:

Advise us, with a view toward disclosure, why the "authorization" given by BG Capital and Brooklyn Holdings was enough authority to require NPTI to merge into Neptune. Although we understand references has later been made to a short form merger, describe what role, if any, Neptune played in the decision to merge and how the apparent conclusion was reach that Neptune should not also appear as a filing person on Schedule 13E-3.

        In response to your comment, we have added language under the section "Purpose" on page 8 which clarifies why approval by Neptune's shareholders or board of directors is not necessary in order to consummate the transactions contemplated in the Schedule 13E-3. In addition, we have added an additional paragraph under the same section that explains our determination not to include Neptune as a Filing Person on the Schedule 13E-3. Similar clarifying language is also included under the section "Item 4. Terms of the Transaction" on page 27.

Comment No. 5:

Revise to disclose what the going private consideration represents. For example, it is not clear whether the going private consideration is an amount equivalent to the value of the company as a whole, or an amount equivalent to an arbitrary, calculated or negotiated distribution disproportionate to the market or future projected value of the company.

        In response to your comment, we have changed the language under the section "Position of the Filing Persons as to the Fairness of the Merger" on pages 13-14. This language attempts to concisely summarize the various analyses contained under the section "Report, Opinion or Appraisal" on pages 17-22.

Comment No. 6:

Specifically disclose who first proposed and how the going private merger consideration was determined. In this regard, disclose all of the estimated payments, taxes and assumptions used in the calculation.

        In response to your comment, we have added to and clarified the language under the section "Position of the Filing Persons as to the Fairness of the Merger" on pages 13-14.

Comment No. 7:

Disclose to unaffiliated security holders when the purchases described in this section and anticipated to be made will occur by comparison to those purchases made in connection with the merger.

        In response to your comment, we have added a sentence under the section "Position of the Filing Persons as to the Fairness of the Purchases of Shares" on page 16. We have also clarified the timing of the purchases of shares elsewhere in the Schedule 13E-3 in response to your comment 2 above.

Comment No. 8:

Advise us why the reverse stock split that was effectuated on or about May 19, 2000, did not comply with Rule 13e-3.

        In response to your comment, we note that the Filing Persons did not own any shares of Neptune in 2000 when the reverse stock split occurred. In order to properly respond to your comment, we have spoken to Gary Harris, who is the current Senior Vice President of Sales at Neptune. He is the only remaining Neptune board member from 2000. According to Mr. Harris, the reverse stock split was effected at the request of brokerage firms working to facilitate future financings of Neptune. The brokerage firms asked Neptune to complete the reverse stock split to increase the Neptune share price to an amount above $10 per share, which the brokerage firms believed would attract a more mature, stable and larger investor to the company. There was no discussion or plan to take Neptune private at that time, and the reverse stock split was not completed for that purpose, nor for the purpose of reducing the number of Neptune shareholders. The number of Neptune shareholders remained above 500 persons both before and after the reverse stock split. Finally, Neptune took no other actions at that time that have a reasonable likelihood of causing Neptune's shares to cease being publicly traded.

Comment No. 9:

This section only appears to discuss the short form merger. Advise us, with a view toward disclosure, what consideration was given to describing the other purchases that are anticipated to be made. We note, for example, that those purchases are similarly subject to Rule 13e-3 and that a fairness determination has been rendered to such share purchases.

        In response to your comment, we have added language under the section "Item 4. Terms of the Transaction" on pages 27-32 and throughout the Schedule 13E-3 to comply with the applicable disclosure requirements with respect to the purchases of shares.

Comment No. 10:

Advise us whether consideration was given to complying with Rule 13e-3 for the transactions that have been identified that occurred on April 27, 2004 and March 14, 2005. While we note that some disclosure has been provided with respect to the non-existence of any plans to take Neptune private for certain purchases, please note that the application of Rule 13e-3 is not wholly dependent upon the existence of such factor.

        In response to your comment, we have added language under the section "Item 5. Past Contacts, Transactions, Negotiations and Agreements" on pages 32-34 to explain why we do not believe that the transactions on April 27, 2004 and February 2, 2005 constituted "Rule 13e-3 transactions" under the Exchange Act rules. Regarding the purchase made on March 14, 2005, the number of shares purchased represented an extremely small number of shares in relation to the outstanding shares of Neptune, and the purchase did not cause the Filing Persons' ownership to increase above any threshold that would permit the Filing Persons to take Neptune private (e.g., the 90% threshold under Florida law). Furthermore, at the time of this purchase, the Filing Persons had not considered going private and had no intention to do so. The purchase did not decrease the number of Neptune shareholders (which continues to remain well above 300 persons), and the Filing Persons did not purchase the shares for the purpose of reducing the number of Neptune shareholders.

Comment No. 11:

The disclosure provided in response to Item 7(d) of Schedule 13E-3, if and when amended, must disclose all of the benefits and detriments of the transaction to the issuer and the affiliated parties. For example, this section must discuss the fact that the issuer will be the direct, and the affiliated group the indirect, beneficiaries of projected net savings for terminating registration under the Exchange Act. Quantify your response to the extent possible. See Instruction 2 Item 1013 of Regulation M-A.

        In response to your comment, we have added language under the section "Reasons" on pages 9-10 and under the section "Effects" on pages 10-12 that further discusses and quantifies these items.

Comment No. 12:

We note Neptune suffered an operating losses in 2002 and 2003. Disclose, if true, that the filing persons will benefit from the Company's future use of operating loss carry forwards. Quantify this benefit to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A. The disclosure under the section titled "Effects" only acknowledges that tax losses exist that the filing persons may use to shelter future income.

        In response to your comment, we have added language under the section "Effects" on pages 10-12.

* * *

        We would appreciate receiving any comments you may have concerning the foregoing responses and the revisions to the Schedule 13E-3/A at your earliest convenience. If you have any questions, please contact the undersigned at (213) 615-1832.

Best regards,

/s/ CHRISTINA M. MOHARRAM Christina M. Moharram Associate
cc:
Marco Markin